Exhibit 99.1

WiMi Hologram Cloud Inc. to Hold Annual General Meeting on July 10, 2020

BEIJING, June 12, 2020

WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading AR services provider in China, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing, the People’s Republic of China on July 10, 2020 at 10:00 a.m. Beijing Time, or 10:00 p.m., Eastern Standard Time. The only proposal to be submitted for shareholders’ approval at the annual general meeting is the approval of the Company’s 2020 Equity Incentive Plan and the issuance of shares pursuant to such Plan. The Company’s board of directors has fixed June 10, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share (collective, the “Ordinary Shares”) of record at the close of business on the Record Date are entitled to attend and vote at the AGM. Holders of American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying Class B ordinary shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Shareholders and ADS holders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.wimiar.com/ and from the SEC’s website at www.sec.gov, or by contacting WiMi Hologram Cloud Inc., No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing, the People’s Republic of China 100020, telephone: +86-10-5338-4913, email: Pr@wimiar.com

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

For more information, please visit http://ir.wimiar.com/.